666 Third Avenue, 20th floor New York, NY 10017-4132 Main (212) 451-2900 Fax (212) 451-2999

To:

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

January 17, 2025

Re:	JM Group Limited
Draft Registration Statement on Form F-1
Submitted on January 17, 2025
CIK No. 0002049717

Dear Sir/Madam:

On behalf of our client, JM Group Limited, a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are hereby submitting on a confidential basis a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Draft Registration Statement includes the Company’s audited consolidated financial statements as of and for the years ended September 30, 2023, and 2022. The Company intends to include its audited consolidated financial statements as of and for the year ended September 30, 2024 in a subsequent filing.

Boston | Hartford | New York | Washington, DC | Providence | Miami | Stamford | Wilmington | Philadelphia | Los Angeles | Albany | rc.com | Robinson & Cole llp

January 17, 2025

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at 212-451-2908 or atazhou@rc.com.

Very truly yours,

/s/ Arila E. Zhou
Arila E. Zhou, Esq.
Partner, Robinson & Cole LLP

cc:	Stanley Ting Chun Kwok
CEO, Chairman and Director, JM Group Limited